Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Jay Webb, Senior Accountant Kevin Kuhar, Accounting Branch Chief

Dear Sirs:
We are submitting this letter on behalf of Westport Innovations, Inc. (the “Company” or “Westport”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on September 23, 2015 regarding the Company’s Form 40-F/A for the year ended December 31, 2014 (File No. 001-34152), which was filed with the Commission on July 23, 2015 (the “Form 40-F/A”).
This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response.

Report of Independent Registered Public Accounting Firm

1. We note your response to prior comment 1. Please address the following:

•
Please clarify for us whether your auditors undertook any inquiry or carried out any auditing procedures relating to your financial statements after March 9, 2015 as a result of the errors noted in the financial statements of the equity investee.

•
Given the change in management’s conclusion on the effectiveness of the company’s internal control over financial reporting subsequent to the original date of the auditors’ report on the financial statements and the resulting reissuance, dual-dating and change in the audit firm’s opinion on the company’s internal control over financial reporting, please tell us how your auditors were able to conclude that the company’s financial statements did not need to be revised without undertaking inquiry or procedures. Refer to paragraph 6 of PCAOB AU Section 530.

Response: Our auditor informed us that they undertook procedures after March 9, 2015 as a result of the errors noted in the financial statements of the equity investee. However, because we made a determination not to restate our financial statements as it relates to the amounts recorded for the equity investee, the financial statements were not revised. The guidance in paragraph 05 of PCAOB AU Section 530 Dating of the Independent Auditor's Report indicates that the auditor has two methods for dating the report when a subsequent event disclosed in the financial statements occurs after the auditor has obtained sufficient appropriate evidence on which to base his or her opinion. Because no such event is disclosed in the financial statements, our auditor has informed us that the auditing standards of the PCAOB do not require them to dual date their auditor’s report. Our auditor also informed us that whenever they reissue their auditor’s report for inclusion or incorporation by reference in a filing with the Commission, they would perform subsequent event procedures. The performance of such procedures does not alone necessitate the dual dating of their auditor’s report, unless an event or other matter is disclosed by the Company or the Company’s financial statements are otherwise revised.

It is not uncommon for the auditor’s report on the financial statements to contain a dual date for the disclosure of events occurring subsequent to the original report date of the auditor’s report in reports filed with the Commission. When this occurs and the auditor’s report on internal control over financial reporting is also reissued, the auditor does not update the date of the auditor’s report on internal control over financial reporting to reflect the dual date of the auditor’s report on the financial statements. However, the auditor would update the date of the auditor’s report on the financial statements included in the auditor’s report on internal control over financial reporting to reflect the dual-dated financial statement report.

2. Notwithstanding the above comment, we note that the accounting firm’s attestation report on internal controls over financial reporting may be confusing to investors since the report refers to the firm having issued a dual dated opinion on the financial statements. The last paragraph says, “…..our report dated March 9, 2015 (July 23, 2015 as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting (revised)) expressed an unmodified opinion on those financial statements.” Please amend the Form 40-F to include an audit report on internal controls over financial reporting that refers to the correct date of the audit report issued on your financial statements.

Response: Our auditor has informed us that they agree with the Staff’s concern, and will amend their audit report on Internal Control over Financial Reporting (“ICFR”). Their report (in part) will be amended as follows:

Report as included in the Company’s Form 40-F/A for the year ended December 31, 2014 which was filed with the Commission on July 23, 2015 will be updated as follows (strike through sentence to be removed with underline wording to be added) –

“….. We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 9, 2015 ~~(July 23, 2015 as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting (revised))~~ expressed an unmodified-unqualified opinion on those financial statements……”

3. We note your response to prior comment 2. Given that the audit of your financial statements was conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), it unclear why you did not also provide a reference to an unqualified opinion under AU 508.10. We note that an “unmodified opinion” is not a term defined or used in the standards of the PCAOB. Please have your auditor revise its report in future filings, including any amendments to this filing, to clarify that its opinion on your financial statements was also unqualified.

Response: Our auditor informed us that their auditor’s report has been prepared in accordance with the requirements of Canadian GAAS (the CAS’s). They believe that this is acceptable under the provisions of the Canada-US Multijurisdictional Disclosure System “MJDS”, wherein eligible issuers may satisfy the reporting requirements of the Commission by providing disclosure documents prepared in accordance with the requirements of the Canadian securities regulatory authorities (the “CSRA”), as the CSRA accepts CAS reports. Further reference to this consideration is captured within the SEC’s Financial Reporting Manual (6820.3) that states “Reports of independent accountants issued for MJDS filers may still refer to solely to Canadian GAAS when filed on MJDS forms”

The reference to the term “unmodified opinion”, though not defined in the Standards of the PCAOB, has a clear meaning and definition within the CAS’s, specifically paragraph .05(b) of CAS 705 Modifications to the Opinion in the Independent Auditor's Report which defines a modified opinion to include qualified, adverse or disclaimers of opinion. As such, the reference to an “unmodified” report within the ICFR report is in compliance with the requirements of the CAS’s as accepted by the Canadian securities regulatory authorities and therefore it would be expected that this would be accepted by the SEC under MJDS.

By contrast, if our auditor was to issue an unmodified ICFR opinion, the cross reference that would exist within the auditor’s report would be a reference to an “unqualified” ICFR opinion. Our auditor would use the term “unqualified” specifically within that circumstance due to the fact that their audit and their report thereon is strictly governed by the Standards of the PCAOB, and there is no applicable CAS standard.

Finally, it is noted that the International Practices Task Force (the “IPTF”) debated the differences in the audit reports between CAS’s and the Standards of the PCAOB, specifically AU 508 Reports on Audited Financial Statements, at the May 24, 2011 IPTF meeting. As discussed in the minutes to the meeting, while the SEC Staff noted differences in certain language and elements of the two reports (CAS and PCAOB), they appear to have accepted the CAS form of report for MJDS filings. In the document, the IPTF specifically refers to section 6800 of the SEC’s FRM addressing foreign auditor matters relating to FPIs as well as MJDS filers.

However, to avoid further confusion, our auditor will change their audit report for our future filings to refer to an “unmodified-unqualified” opinion as it relates to the audited financial statements within the ICFR audit opinion.

In connection with the Company’s responses to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect our indicated responses, as applicable.

Sincerely,

/s/ Ashoka Achuthan
Ashoka Achuthan
Chief Financial Officer